LEADINGBRANDS™

Q3 2010

Leading Brands, Inc.

Third Quarter Report

Period Ended November 30, 2010

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

For the third quarter ended November 30, 2010, Q3 net income before stock based compensation (SBC) more than doubled to $253,000 or $0.07 per share versus $118,000 or $0.03 per share in the same quarter last year. Year to date net income before SBC was $1,362,000 or $0.35 per share as compared to $1,269,000 or $0.32 in the same period of fiscal 2009. Q3 net income was $47,000 or $0.01 per share versus net income of $66,000 or $0.02 per share in the same quarter of fiscal 2009.

As explained in our July 1, 2010 Q1 news release, the Company vested certain stock options in order to dramatically reduce future SBC expenses and eliminate the volatility caused by the variable pricing formula mandated under GAAP using the Black Scholes model on those options. Therefore, YTD net loss was $94,000 or $0.02 per share as compared to a net income of $1,078,000 or $0.27 last year.

Non-GAAP Income before SBC is determined as follows:

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net Income (loss)	$47,000	$66,000	$(94,000)	$1,078,000

Add back SBC	206,000	52,000	1,456,000	191,000

Net income before SBC	$253,000	$118,000	$1,362,000	$1,269,000

Non-GAAP earnings per share before SBC are determined as follows:

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Earnings (loss) per share	$0.01	$0.02	$(0.02)	$0.27

Add back SBC per share	0.06	0.01	0.37	0.05

Earnings per share before SBC	$0.07	$0.03	$0.35	$0.32

The Company will, for at least the balance of this fiscal year, report non-GAAP EBITDAS (earnings before interest, taxes, depreciation, amortization and stock based compensation) as a measure of its ability to generate cash and highlight this non-recurring, non-cash expense.

Pro-forma results for EBITDAS are determined as follows:

	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net Income (loss)	$47,000	$66,000	$(94,000)	$1,078,000

Add back:

Interest	40,000	53,000	131,000	179,000

Depreciation and Amortization	177,000	182,000	520,000	545,000

Non-cash stock based compensation	206,000	52,000	1,456,000	191,000

Non-cash income tax expense	56,000	91,000	547,000	616,000

Total Add Backs	479,000	378,000	2,654,000	1,531,000

EBITDAS	$525,000	$445,000	$2,561,000	$2,610,000

Gross profit margin for the quarter was 44.4%, up from 40.2% in the same quarter last year.

Gross revenue for Q3 was $4,171,000, versus $4,668,000 last year. The decline in revenues is principally due to lower co-pack volume due to one-time business provided to the Company in Q3 last year. YTD revenue was $15,982,000 versus $17,191,000 in fiscal 2009. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were $301,000, down from $317,000 in Q3 of the prior year. SG&A expenses were $1,514,000, up from $1,360,000 the previous year. The total amount of the SG&A increase was attributable to SBC charges. The Company also recorded non-cash income tax expense of $56,000 during the quarter.

As at quarter end, the Company had 3,795,886 shares outstanding (which includes 50,300 shares that have been repurchased and will be returned to treasury in Q4). As at quarter end the Company had cash and available credit totaling approximately $3,386,000.

The Company intends to continue its share repurchase program as it believes the price of its shares remains undervalued.

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

Leading Brands, Inc • Q3 REPORT	1

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

• business objectives, goals and strategic plans;
• operating strategies;
• expected future revenues, earnings and margins;
• anticipated operating, selling and general and administrative costs;
• availability of raw materials, including water, sugar, cardboard and closures and flavoring;
• effects of seasonality on demand for our products;
• anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
• our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011 and thereafter;
• anticipated capital expenditures; and
• anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q3 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2010

January 14, 2011

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2010 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, Leading Brands uses the non-GAAP measures “EBITDAS”, “Net income before stock based compensation”, “Margin”, “Margin %”, and “Total Net Working Capital” to make strategic decisions and to provide investors with a basis to evaluate operating performance and ability to incur and service debt. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income before stock based compensation. In addition included in other information on page 8 of this report are tables calculating EBITDAS, Margin, Margin %, and Total Net Working Capital.

Overall Performance

During the three months ended November 30, 2010 the Company improved its margin percentage from 40.2% in the quarter ended November 30, 2009 to 44.4% in the quarter ended November 30, 2010. This improvement in margins is driven by the company’s continued focus on higher margin products and improved operating efficiency.

For the three months ended November 30, 2010, the Company reported gross sales of $4.2 million and net income of $46,588 as compared to gross sales of $4.7 million and net income of $66,288 in the corresponding quarter of the prior year. Net income for the third quarter was generally consistent with the same period in the prior year. Net income improved substantially compared to the prior quarter due to the significant stock based compensation expense recognized in the second quarter. Total stock based compensation expense reported in the quarter was $205,539 compared to $1,181,098 in the second quarter and $52,108 in the same quarter of the prior year. EBITDAS for the quarter was $525,323 compared to $445,341 in the same period of 2009. The increase in EBITDAS is explained by improved margins. EBITDAS for the nine months ended November 30, 2010 was $2,561,097 compared to $2,609,670 in 2009. For the nine months ended November 30, 2010 the company generated a net loss of $94,260 compared to net income of $1,078,218 for the same period in the prior year. Total stock based compensation expense reported in the first nine months of 2010 was $1,456,425 compared to $190,823 in the first nine months of 2009. The substantial increase in stock based compensation expense relative to 2009 explains the decline in net income in 2010.

RISKS AND UNCERTAINTIES

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2010 and are available in the February 28, 2010 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 8 and Note 9 of the quarterly financial statements.

Leading Brands, Inc • Q3 REPORT	3

Results of Operations

REVENUE

	Quarter ended	Quarter ended
	November 30,	November 30,
Revenue	2010	2009		Change

Manufactured Products	$3,862,861	$4,326,753		$(463,892)

Purchased Products	307,668	341,173		(33,505)

Total Gross Revenue	$4,170,529	$4,667,926	$	(497,397)

Discounts, Allowances and Rebates	(300,793)	(317,223)		16,430

Net Revenue	$3,869,736	$4,350,703	$	(480,967)

Gross revenue for the quarter ended November 30, 2010 was $4,170,529 compared to $4,667,926 for the same period of the previous year, representing a decrease of 10.7% . The decrease of $497,397 in gross revenue for the quarter ended November 30, 2010 was the result of the following:

  decreased revenue from manufactured products of $463,892 due primarily to reduced volume from a substantial co-pack customer and lower levels of pro- motion for the Company’s branded beverage during the period; and, decreased revenue from products that the Company purchases for resale of $33,505 related to a brand the Company licenses from a third party for resale.

Discounts, rebates and slotting fees for the quarter ended November 30, 2010 decreased $16,430 compared to the same period of the prior year as a result of lower discounts primarily attributable to the overall decline in sales of manufactured and purchased products.

	Nine months	Nine months
	ended	ended
	November 30,	November 30,
Revenue	2010	2009		Change

Manufactured Products	$14,581,829	$15,089,576		$(507,747)

Purchased Products	1,400,479	2,101,330		(700,851)

Total Gross Revenue	$15,982,308	$17,190,906	$	(1,208,598)

Discounts, Allowances and Rebates	(1,109,581)	(1,318,223)		208,642

Net Revenue	$14,872,727	$15,872,683	$	(999,956)

Gross revenue for the nine months ended November 30, 2010 was $15,982,308 compared to $17,190,906 for the same period of the previous year, representing a decrease of 7.0% . The decrease in gross revenue of $1,208,598 for the nine months ended November 30, 2010 is explained by the following:

  decreased revenue from certain of the company’s branded beverages in 2010; and

  decreased revenue from products that the Company purchases for resale of $700,851 due to discontinu- ation of low margin food products and reduced rev- enue from a brand the Company licenses for resale.

Discounts, rebates and slotting fees for the nine months ended November 30, 2010 decreased $208,642 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $144,171 and lower discounts for products that the Company purchases for resale of $64,471. These declines are consistent with the overall decline in sales volume.

COST OF SALES

	Quarter ended	Quarter ended
	November 30,	November 30,
Cost of Sales	2010	2009	Change

Manufactured Products	$1,957,843	$2,376,986	$(419,143)

Purchased Products	195,360	225,882	(30,522)

Total	$2,153,203	$2,602,868	$(449,665)

Cost of sales for the quarter ended November 30, 2010 were $2,153,203 compared to $2,602,868 for the same period of the previous year, representing a decrease of 17.3% . The $449,665 decrease in cost of sales for the quarter ended November 30, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $419,143 primarily on account of a decrease in sales volumes; and,

  decreased cost of sales from products that the
  Company licenses for resale of $30,522 primarily attributable to the decline in sales volume of prod- ucts purchased for resale.

	Nine months	Nine months
	ended	ended
	November 30,	November 30,
Cost of Sales	2010	2009	Change

Manufactured Products	$7,253,473	$7,880,089	$(626,616)

Purchased Products	914,067	1,501,959	(587,892)

Total	$8,167,540	$9,382,048	$(1,214,508)

Cost of sales for the nine months ended November 30, 2010 was $8,167,540 compared to $9,382,048 for the same period of the previous year, representing a decrease of 12.9% . The decrease of $1,214,508 in cost of sales for the nine months ended November 30, 2010 was the result of the following:

4	Q3 REPORT • Leading Brands, Inc

  decreased cost of sales of manufactured products of $626,616 due to decreased sales volume partly offset by improved operational efficiency; and,

  decreased cost of sales from products that the
  Company purchases for resale of $587,892 due to the discontinuation of the low margin food products and decreased volume of a brand the Company licenses for resale.

MARGIN

	Quarter ended	Quarter ended
	November 30,	November 30,
Margin	2010	2009	Change
Manufactured Products	$1,631,884	$1,632,545	$(661)
Purchased Products	84,649	115,290	(30,641)
Total	$1,716,533	$1,747,835	$(31,302)
Margin Percentage	44.4%	40.2%	4.2%

Margin for the quarter ended November 30, 2010 was $1,716,533 compared to $1,747,835 for the same quarter of the previous year, representing an increase in margin percentage of 4.2% . The decrease of $31,302 in margin for the three months ended November 30, 2010 was the result of the following:

  margin from manufactured products was generally consistent with the third quarter of 2009; while margin from products that the Company purchases for resale declined by $30,641 as a result of decreased sales volumes of brands the Company licenses for resale.

	Nine months	Nine months
	ended	ended
	November 30,	November 30,
Margin	2010	2009	Change
Manufactured Products	$6,376,323	$5,891,264	$485,059
Purchased Products	328,864	599,371	(270,507)
Total	$6,705,187	$6,490,635	$214,552
Margin Percentage	45.1%	40.9%	4.2%

Margin for the nine months ended November 30, 2010 was $6,705,187 compared to $6,490,635 for the same period of the previous year, representing an increase in margin percentage of 4.2% . The increase of $214,552 in margin for the nine months ended November 30, 2010 was the net result of the following:

  increased margin from manufactured products of $485,059 due to the Company focusing its efforts on areas that are more profitable while continuing to drive operational efficiencies; partly offset by,

  decreased margin from products that the Company purchases for resale of $270,507 due to the dis- continuation of the low margin food products and decreased volume of a brand that the Company licenses for resale.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses increased by $153,875 (11.3%) from $1,360,267 in the same quarter of the prior year to $1,514,143 in the quarter ended November 30, 2010. The increase is explained generally by the following:

  a $121,029 increase in administration costs primarily explained by a $153,431 increase in stock based compen- sation expense, partially offset by declines in professional fees and telecommunication costs;

  a $21,218 increase in selling and marketing costs attribut- able to focused marketing efforts.

FINANCE EXPENSE

Interest expense decreased from $53,465 in the quarter ended November 30, 2009 to $39,983 in the quarter ended November 30, 2010 due to lower average borrowing levels. Interest on long term debt decreased from $179,290 for the nine months ended November 30, 2009 to $131,476 for the nine months ended November 30, 2010 due to lower average borrowing levels.

INCOME TAX EXPENSE

For the quarter ended November 30, 2010, the Company recorded income tax expense of $56,243 compared to $91,290 in the same quarter of the prior year. For the nine months ended November 30, 2010 the company recorded income tax expense of $547,051 compared to $616,250 in the same period of the prior year. Despite the decline in income relative to 2009, the effective tax rate takes in to account the non-deductibility of the stock based compensation expense.

Leading Brands, Inc • Q3 REPORT	5

Related Party Transactions

Related party transactions are included in the accounts of the company as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
	2010	2009	2010	2009

Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$63,000	$63,000

Incurred professional service fees with a company related by a director in common	$132,000	$118,800	$396,000	$356,000

Incurred marketing consulting services with a company related by a director in common	$17,200	$14,350	$50,200	$49,000

Incurred consulting fees with a company related by a director in common	$61,479	$46,364	$177,652	$134,310

Incurred services with a company related by a director in common	$1,109	$610	$3,508	$2,400

Summary of Quarterly Results

	NOVEMBER 30 (Q3)		AUGUST 31(Q2)		MAY 31 (Q1)		FEBRUARY 28 (Q4)
	2010	2009	2010	2009	2010	2009	2010	2009

Net sales / operating revenue	$3,869,736	$4,350,703	$5,866,609	$6,112,917	$5,136,382	$5,409,063	$4,653,550	$5,677,033

Net income (loss)	$46,588	$66,288	$(549,072)	$809,455	$408,224	$202,474	$99,639	$(4,281,985)

Net income (loss) per share	$0.01	$0.02	$(0.14)	$0.20	$0.10	$0.05	$0.03	$(1.07)

Net income (loss) per share, diluted	$0.01	$0.02	$(0.14)	$0.20	$0.10	$0.05	$0.03	$(1.07)

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

The company recognizes stock based compensation expense, as a selling, general and administration expense; this non-cash charge relates to options granted to officers and directors of the company and certain members of the senior management team. Net Income (loss) before stock based compensation expense would be as follows:

	NOVEMBER 30		AUGUST 31		MAY 31		FEBRUARY 28
	2010	2009	2010	2009	2010	2009	2010	2009

Net income (loss)	$46,588	$66,288	$(549,072)	$809,455	$408,224	$202,474	$99,639	$(4,281,985)

Stock based compensation	$205,539	$52,108	$1,181,098	$66,706	$69,787	$72,010	$58,619	$80,521

Net income (loss) before stock based compensation expense	$252,127	$118,396	$632,026	$876,161	$478,011	$274,484	$158,258	$(4,201,464)

6	Q3 REPORT • Leading Brands, Inc

Cash Flows

	Quarter ended	Quarter ended
Cash provided by	November 30,	November 30,
(used in):	2010	2009	Change
Operating activities	$864,068	$781,457	$82,611
Investing activities	$(125,945)	$(143,559)	$17,614
Financing activities	$(765,088)	$(487,128)	$(277,960)

During the quarter, cash generated from operating activities increased by $82,611 compared to the same period a year earlier. The increase in cash generated from operating activities is primarily a result of the increase in EBITDAS partially offset by a reduction in cash provided by changes in non-cash working capital. The change in non-cash working capital resulted from significant reductions in accounts receivable and inventory during the period offset by significant reductions in accounts payable and accrued liabilities. In the quarter ended November 30, 2010 more cash was provided by a significant decrease in accounts receivable during the period relative to the same quarter in the prior year.

The reduction in cash utilized for investing activities is attributable to a reduction in discretionary capital expenditures during the period. During the quarter the company invested $125,945 in Property, Plant and Equipment compared to $143,559 in the third quarter of 2009.

Cash utilized for financing activities was $765,088 during the quarter, representing an increase of cash utilized for financing activities of $277,960 compared to the same quarter in 2009. The increase in cash utilized by financing activities is a result of increased share repurchases and additional debt repayment relative to the quarter ended November 30, 2009. During the quarter, the company repurchased 142,200 shares at a cost of $342,798.

	Nine months	Nine months
	ended	ended
Cash provided by	November 30,	November 30,
(used in):	2010	2009	Change

Operating activities	$2,327,782	$3,624,401	$(1,296,619)

Investing activities	$(542,179)	$(223,259)	$(318,920)

Financing activities	$(1,418,359)	$(2,591,740)	$1,173,381

The reduction in cash generated from operating activities for the nine months ended November 30, 2010 was primarily a result of changes in the accounts receivable and inventory balances compared to the same period of the prior year. In the nine months ended November 30, 2009 cash was generated by substantial reductions in accounts receivable and inventory that did not recur in the nine months ended November 30, 2010.

The increase in cash utilized for investing activities was related to the purchase of property, plant and equipment, mostly for equipment to improve the efficiency of the bottling plant and to allow the plant to produce new package types.

The reduction in cash utilized for financing activities is principally related to the full repayment of bank indebtedness in the nine months ended November 30, 2009, partially offset by share repurchases pursuant to the ramp up of the share repurchase plan in 2010.

Liquidity and Capital Resources

As at November 30, 2010, the Company had total net working capital of $2,479,438. In addition, at November 30, 2010 the Company had $1,120,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2010 this credit facility was unutilized.

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at November 30, 2010.

Considering the positive net working capital position, including the cash and cash equivalents on hand at November 30, 2010, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Outstanding Share Data

At January 14, 2011, the Company had 3,745,586 issued and outstanding common shares excluding the 50,300 held in treasury, 969,000 issued and outstanding stock options, of which 725,371 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive officer and the acting Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Leading Brands, Inc • Q3 REPORT	7

Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with Canadian generally accepted accounting principles. Other than the departure of our CFO, Donna Louis, and transitional issues relating thereto, there have been no material changes in the Company’s internal control over financial reporting during the period, which would materially affect, or is likely to materially affect, the company’s internal controls over financial reporting.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal control over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Changes in Accounting Policies including Initial Adoption

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable profit-oriented enterprises. Publicly accountable profit-oriented enterprises will be required to use International Financial Reporting Standards (IFRS) for interim and annual periods for fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company trades exclusively in the US, the Company has decided to convert to US GAAP as of the above transition date.

Other Information

	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30		NOVEMBER 30
EBITDAS	2010	2009	2010	2009
Net income (loss)	$46,588	$66,287	$(94,260)	$1,078,218
Add back:
Interest on long-term debt	39,813	53,427	130,656	172,130
Interest on current debt	170	38	820	7,160
Income Tax expense	56,243	91,290	547,051	616,250
Depreciation and amortization	176,970	182,191	520,405	545,089
Stock based compensation expense	205,539	52,108	1,456,425	190,823
EBITDAS	$525,323	$445,341	$2,561,097	$2,609,670

Margin
Net revenue	$3,869,736	$4,350,703	$14,872,727	$15,872,683
Less: Cost of Sales	(2,153,203)	(2,602,868)	(8,167,540)	(9,382,048)
Margin	$1,716,533	$1,747,835	$6,705,187	$6,490,635

Margin %
Margin	$1,716,533	$1,747,835	$6,705,187	$6,490,635
Net Revenue	$3,869,736	$4,350,703	$14,872,727	$15,872,683
Margin % of Net Revenue	44.4%	40.2%	45.1%	40.9%

Total Net Working Capital	November 30, 2010	February 28, 2010
Total Current Assets	$5,012,952	$4,949,081
Less: Total Current Liabilities	(2,533,514)	(3,523,788)
Total Net Working Capital	$2,479,438	$1,425,293

8	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)	November 30	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2010	2010

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,266,629	$1,899,386
Accounts receivable (Note 9)	931,127	1,130,989
Inventory (Note 2)	1,632,941	1,788,727
Prepaid expenses and deposits (Note 3)	182,255	129,979
	5,012,952	4,949,081

Property, plant and equipment	9,234,417	9,216,196
Trademarks and rights	108,960	108,960
Future income taxes	2,941,558	3,488,609
	$17,297,887	$17,762,846

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,814,669	2,204,264
Current portion of long-term debt (Note 4)	718,845	1,319,524
	2,533,514	3,523,788

Long-term debt (Note 4)	2,158,368	2,596,069
Lease inducement (Note 5)	56,441	75,611
	$4,748,323	$6,195,468

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	43,064,014	44,508,673
Treasury stock	(76,618)	-
Contributed surplus	10,855,622	8,257,899
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit	(41,871,370)	(41,777,110)
	12,549,564	11,567,378
	$17,297,887	$17,762,846

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q3 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Income (Loss) and other Comprehensive Income (Loss)

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2010	2009	2010	2009

Gross revenue	$4,170,529	$4,667,926	$15,982,308	$17,190,906
Less: Discounts, rebates and slotting fees	(300,793)	(317,223)	(1,109,581)	(1,318,223)
Net revenue	3,869,736	4,350,703	14,872,727	15,872,683

Cost of sales	2,153,203	2,602,868	8,167,540	9,382,048
Selling, general and administration expenses	1,514,143	1,360,267	5,718,013	4,086,601
Amortization of property, plant and equipment	176,970	182,191	520,405	545,089
Interest on long-term debt	39,813	53,427	130,656	172,130
Interest on current debt	170	38	820	7,160
Loss on sale of assets	305	-	3,553	8,515
Interest and other income	(113,852)	(1,995)	(119,271)	(3,193)
Foreign exchange gain	(3,847)	(3,671)	(1,780)	(20,135)
	3,766,905	4,193,125	14,419,936	14,178,215

Income before income taxes	102,831	157,578	452,791	1,694,468

Income tax expense	56,243	91,290	547,051	616,250

Net income (loss) and other comprehensive income (loss)	$46,588	$66,288	$(94,260)	$1,078,218

Earnings (loss) per share - basic and diluted	$0.01	$0.02	$(0.02)	$0.27

Weighted average number of shares outstanding - basic and diluted	3,901,155	3,991,625	3,915,636	3,991,625

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Changes in Shareholders’ Equity

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2010	2009	2010	2009

Common Shares
Beginning of period	$44,342,030	$45,283,762	$44,508,673	$45,283,762
Shares Repurchased and cancelled during period	(1,278,016)	-	(1,444,659)	-
	43,064,014	45,283,762	43,064,014	45,283,762

Treasury Stock
Shares Repurchased and held in treasury	(76,618)	(187,417)	(76,618)	(187,417)
	(76,618)	(187,417)	(76,618)	(187,417)

Contributed Surplus
Begining of period	9,638,246	7,559,500	8,257,899	7,420,785
Repurchase and cancellation of Common shares	1,011,837	-	1,141,298	-
Fair value of stock options in the period	205,539	52,108	1,456,425	190,823
	10,855,622	7,611,608	10,855,622	7,611,608

Deficit
Deficit	(41,917,958)	(38,589,494)	(41,777,110)	(39,601,424)
Net income (loss)	46,588	66,288	(94,260)	1,078,218
	(41,871,370)	(38,523,206)	(41,871,370)	(38,523,206)

Accumulated Other Comprehensive Income	577,916	577,916	577,916	577,916

Total Deficit and Accumulated other Comprehensive Income	(41,293,454)	(37,945,290)	(41,293,454)	(37,945,290)

Total Shareholders’ Equity	$12,549,564	$14,762,663	$12,549,564	$14,762,663

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q3 REPORT	11

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended		Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2010	2009	2010	2009

CASH FLOW PROVIDED BY OPERATING ACTIVITIES
Net income (loss)	$46,588	$66,288	$(94,260)	$1,078,217
Items not involving cash
Depreciation and amortization	176,970	182,191	520,405	545,089
Amortization of leasehold inducement (Note 5)	(6,390)	(6,390)	(19,170)	(19,170)
Loss on sale of assets	305	-	3,554	8,515
Income tax expense	56,243	91,290	547,051	616,250
Stock based compensation expense	205,539	52,108	1,456,425	190,823
	479,255	385,487	2,414,005	2,419,724
Changes in non-cash operating working capital (Note 7)	384,813	395,970	(86,223)	1,204,677
Cash Provided by Operating activities	864,068	781,457	2,327,782	3,624,401

CASH FLOW USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(125,945)	(143,559)	(542,179)	(233,778)
Proceeds on sale of property, plant and equipment	-	-	-	10,519
Cash used in Investing Activities	(125,945)	(143,559)	(542,179)	(223,259)

CASH FLOW USED IN FINANCING ACTIVITIES
Decrease in bank indebtedness	-	-	-	(1,512,915)
Repurchase of common shares	(342,798)	(187,417)	(379,979)	(187,417)
Repayment of long-term debt	(422,290)	(299,711)	(1,038,380)	(891,408)
Cash used in Financing Activities	(765,088)	(487,128)	(1,418,359)	(2,591,740)

Increase (decrease) in cash and cash equivalents	(26,965)	150,770	367,244	809,402
Effect of exchange rates on cash and cash equivalents	3	29	-	169

Cash and cash equivalents, beginning of period	2,293,592	1,358,703	1,899,386	699,931
Cash and cash equivalents, end of period	$2,266,630	$1,509,502	$2,266,630	$1,509,502

SUPPLEMENTAL INFORMATION
Interest paid	$40,745	$56,724	$186,795	$130,072
Interest received	$4,892	$(1,018)	$10,311	$(1,196)

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

12	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation
These consolidated financial statements include the accounts of Leading Brands, Inc and all of its wholly-owned subsidiaries.

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit or review by the company’s auditors. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2010. Certain prior period amounts have been reclassified to conform with the current period presentation.

The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

Interim Financial reporting
These unaudited interim financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended February 28, 2010. In management’s opinion, these unau-dited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results.

2. INVENTORY

	November 30,	February 28,
	2010	2010
Finished goods	$877,810	$1,142,473
Raw Materials	755,130	646,254
	$1,632,941	$1,788,727

3. PREPAID EXPENSES AND DEPOSITS

	November 30,	February 28,
	2010	2010
Slotting fees	$4,583	$3,167
Insurance premiums	109,682	56,531
Rental deposits and other	67,990	70,281
	$182,255	$129,979

4. LONG-TERM DEBT

		November 30,	February 28,
		2010	2010

a)	Bank loan, principal and interest repayable at $79,857 per month, with interest at a rate of bank prime plus 1.75%, renewable on February 1, 2011. Portions of this loan amortize until June 2019 and April 2021.	$1,467,841	$2,083,515

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum and matur - ing in October 2011	168,971	221,420

c)	Capital lease, principal and interest repayable at $8,601 per month including inter- est at a five-year fixed rate of 5.675% per annum and maturing in February 2011	47,818	121,441

d)	Capital lease, principal and interest repayable at $15,024 per month including inter- est at a five-year fixed rate of 6.575% per annum and maturing in September 2014	681,975	780,831

e)	Capital lease, principal and interest repayable at $12,729 per month including inter- est at a five-year fixed rate of 6.125% per annum and maturing in September 2014	510,608	599,426

f)	Other	-	108,960

		2,877,213	3,915,593

	Less: current portion	(718,845)	(1,319,524)

		$2,158,368	$2,596,069

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at November 30, 2010, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc • Q3 REPORT	13

5. LEASE INDUCEMENT

In the fiscal year ended February 28, 2009, the Company received a lease inducement of $115,016 as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended November 30, 2010 was $6,390 with a corresponding credit to selling, general and administration expenses.

6. SHARE CAPITAL

The company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at February 28, 2010	3,923,275	$44,508,673
Repurchased and cancelled in the quarter ended August 31, 2010	(14,689)	(166,643)
Balance at August 31, 2010	3,908,586	$44,342,030
Repurchased and cancelled in the quarter ended November 30, 2010	(112,700)	(1,278,016)
Balance at November 30, 2010	3,795,886	$43,064,014

At November 30, 2010, 29,500 shares were held in treasury. The company intends to cancel these shares in the fourth quarter.

The company’s issued and outstanding share purchase options are as follows:

		US$ Weighted
	Issued and	Average
	outstanding	Exercise Price
Balance at February 28, 2010	435,800	$4.74
Forfeited	(30,000)	3.73
Expired	(100,000)	5.00
Balance at May 31, 2010	305,800	$4.76
Granted	747,000	2.45
Forfeited	(1,000)	3.00
Balance at August 31, 2010	1,051,800	$3.12
Forfeited	(82,800)	3.73
Balance at November 30, 2010	969,000	$3.07

At November 30, 2010 there were 673,594 vested options outstanding at an average exercise price of US$3.012.

The company’s issued and outstanding share purchase warrants are as follows:

	Issued and	US$ Average
	outstanding	Exercise Price

Balance at February 28, 2010 and November 30, 2010	363,400	$19.75

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of US$16.45 in the event that the Company issues new shares at a price lower than the exercise price.

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
	November 30		November 30
	2010	2009	2010	2009

Accounts receivable	$655,667	$204,196	$199,862	$414,888
Inventory	66,153	201,436	155,786	1,224,178
Prepaid expenses and deposits	1,061	(14,563)	(52,276)	5,830
Accounts payable and accrued liabilities	(338,068)	4,901	(389,595)	(440,219)
	$384,813	$395,970	$(86,223)	$1,204,677

14	Q3 REPORT • Leading Brands, Inc

8. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items and generally funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to the availability of eligible collateral. At November 30, 2010, approximately $1.12 million was available under the revolving credit facility.

9. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of November 30, 2010.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2010, the Company is exposed to credit risk through the following assets:

	November 30, 2010	February 28, 2010
Trade receivables	$946,722	$1,136,007
Other receivables	41,751	65,231
Allowance for doubtful accounts	(57,345)	(70,249)
	$931,128	$1,130,989

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2010, the Company’s ten largest customers comprised approximately 85% of sales compared with 84% in the last fiscal year ended February 28, 2010 and no one customer comprised more than 70% of sales compared with 67% in the last fiscal year ended February 28, 2010. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a spe -cific credit limit per client and regularly reviews this limit. At November 30, 2010, 100% of the trade receivables are current or have already been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 9. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

Currency risk
The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At November 30, 2010, the Company’s cash balances included $33,000 denominated in U.S. dollars ($84,000 as at February 28, 2010), accounts receivable balances included $13,000 denominated in U.S. dollars ($17,000 as at February 28, 2010), and the Company’s accounts payable and accrued liabilities balance included $186,000 denominated in U.S. dollars ($308,000 as at February 28, 2010).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $41,000 on net earnings for the quarter ended November 30, 2010. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk
The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

Leading Brands, Inc • Q3 REPORT	15

At November 30, 2010 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at November 30, 2010, the Company had short and long-term debt with variable interest rates in the amount of $1.53 million. A 1.0% increase in the interest rate on average borrowing levels for the period from September 30, 2010 to November 30, 2010 would have an unfavorable impact of approximately $4,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of a similar magnitude.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which is classified as level 1. The Company does not have any level 2 or level 3 financial instruments.

10. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverage products. Substantially all of the Company’s operations, assets and employees are located in Canada.

11. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		Three months ended November 30		Nine months ended November 30
		2010	2009	2010	2009

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$63,000	$63,000

ii)	Incurred professional service fees with a company related by a director in common	$132,000	$118,800	$396,000	$356,000

iii)	Incurred marketing consulting services with a company related by a director in common	$17,200	$14,350	$50,200	$49,000

iv)	Incurred consulting fees with a company related by an officer in common	$61,479	$46,364	$177,652	$134,310

v)	Incurred services from a company related by a director in common	$1,109	$610	$3,508	$2,400

16	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Robert Pelwecki
VP of Finance & Administration
(Interim Chief Financial Officer)

Ralph D. McRae
Chairman and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

Leading Brands, Inc • Q3 REPORT	17